FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities and Exchange Act of 1934

For the date of 22 May 2009

SIGNET JEWELERS LIMITED

(Translation of registrant’s name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F  X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains the Notice of Annual General Meeting of Shareholders of Signet Jewelers Limited and the associated proxy cards were dispatched to Shareholders on April 22, 2009. The Annual General Meeting has been convened for June 16, 2009.

Signet Jewelers Limited

(Registered in Bermuda, No. 42069)

Directors: Sir Malcolm Williamson* (Chairman) Mr Robert Blanchard* Mr Walker Boyd Mr Terry Burman Mr Dale Hilpert* Ms Lesley Knox* Ms Marianne Miller Parrs* Mr Thomas Plaskett* Mr Russell Walls*	Registered Office Clarendon House 2 Church Street Hamilton HM11 Bermuda

*independent directors	April 20, 2009

Dear Shareholder

ANNUAL GENERAL MEETING (“AGM”)

This document contains the notice of the 2009 annual general meeting of the shareholders of Signet Jewelers Limited to be held on Tuesday, June 16, 2009 at 11.00 am local time, at Hilton Akron / Fairlawn, 3180 W. Market Street, Akron, Ohio, 44333-3365 United States.

An explanation of the business to be transacted is set out below and in the explanatory notes on pages 2 to 10.

Action to be taken

Holders of common shares

A Form of Proxy in connection with the AGM is enclosed for completion. Whether or not you propose to attend, you are requested to complete and return the form in accordance with the instructions thereon.

Holders of depositary interests

A Form of Direction in connection with the AGM is enclosed for completion. You are requested to complete and return the form in accordance with the instructions thereon. Alternatively, you may vote using the CREST proxy voting service.

Recommendation

Your directors believe that the passing of all the resolutions to be put to the meeting is in the best interests of the Company.

Accordingly, your directors recommend that shareholders vote in favor of the resolutions, as they intend to do in respect of their own beneficial shareholdings.

Yours faithfully

Sir Malcolm Williamson

Chairman

Notice of Annual General Meeting

Notice is hereby given that the 2009 annual general meeting of the shareholders of Signet Jewelers Limited (the “Company”) will be held at the Hilton Akron / Fairlawn, 3180 W. Market Street, Akron, Ohio, 44333-3365 United States on Tuesday, June 16, 2009 at 11.00 am local time, to consider and, if thought fit, to conduct the following items of business:

1	Receipt of the annual report and financial statements, for the year ended January 31, 2009.

2	Resolution to re-elect Ms Marianne Miller Parrs as a director.

3	Resolution to re-elect Mr Thomas Plaskett as a director.

4	Resolution to appoint KPMG Audit Plc as auditor of the Company, to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company and to authorize the directors to determine its remuneration.

5	Resolution to approve the implementation and establishment of the Company’s Omnibus Incentive Plan for the directors and employees of the Company.

By Order of the Board

M.A. Jenkins

Group Company Secretary

Registered Office:

Clarendon House, 2 Church Street, Hamilton HM11 Bermuda

Registered in Bermuda No. 42069

April 20, 2009

Explanation of business of the 2009 annual general meeting

Item 1:

Receipt of Annual Report and Financial Statements

In accordance with Section 84 of the Companies Act 1981 of Bermuda, the annual report and audited financial statements of the Company for the year ended January 31, 2009 will be presented to the Meeting. The financial statements have been approved by the directors but do not require shareholder approval.

The Company’s Annual Report on Form 20-F can be found on www.signetjewelers.com. Additionally, a copy of the Annual Review and Summary Financial Statements has been sent to each shareholder.

Items 2 & 3:

Resolutions for the election of directors

The Bye-Laws of the Company specify that each director appointed by the Board is required to retire at the annual general meeting following their appointment to the Board and that at every annual general meeting a total of one-third of the directors, or the nearest number to one-third, shall retire from office. The directors named below were appointed to the Board in October 2008. Marianne Miller Parrs and Thomas Plaskett will retire from the Board and then offer themselves for re-election. Lesley Knox will retire from the Board at the conclusion of the annual general meeting and does not offer herself for re-election. Marianne Miller Parrs and Thomas Plaskett, whose biographical details are below, offer themselves for re-election with the endorsement of the Board and the Nomination and Corporate Governance Committee.

Marianne Miller Parrs, 64, appointed in October 2008. Ms. Parrs has served on the Boards of The Stanley Works and CIT Group Inc. as an independent director since April 2008 and 2003 respectively. Ms. Parrs retired in 2007 as Executive Vice President and Chief Financial Officer of International Paper Company where she had been since joining in 1974 as a Pension Trust Investment Manager and holding a number of positions before first being appointed Senior Vice President and Chief Financial Officer in 1995. This position she held until 1999 when she was appointed Executive Vice President with responsibility for Information Technology, Global Sourcing, Global Supply Chain and Investor Relations. She held this role for 6 years until she was reappointed Chief Financial Officer. Previously Ms. Parrs was a Security Analyst at a number of firms including Merrill Lynch.

Thomas Plaskett, 65, appointed in October 2008. Since 1991 Mr. Plaskett has been Chairman of Fox Run Capital Associates, a private consulting firm focusing on financial advisory and corporate governance consultancy services for emerging companies. From 1999 until 2000 he served as the Chairman, President and Chief Executive Officer of Probex Corp, an energy technology company. He also served as Vice Chairman of Legend Airlines, from 1997 until 2001. Mr. Plaskett served as Interim President, Chief Executive Officer, and Acting Chief Financial Officer of Greyhound Lines for two years before becoming Chairman from 1995 until 1999, when the company was sold. Previously, he was Chairman, President and Chief Executive Officer of Pan Am Corporation from 1988 until 1991. Prior to that, Mr. Plaskett was President and Chief Executive Officer of Continental Airlines from 1986 to 1987. Mr. Plaskett also held several senior management positions at American Airlines and AMR Corporation between 1974 and 1986. Mr. Plaskett currently serves as a director of Novell Corporation, Alcon Laboratories Inc. and RadioShack Corporation.

Details of the directors are set out on page 67 of the Annual Report and Financial Statements and page 16 of the Annual Review and Summary Financial Statements. Ms Parrs and Mr Plaskett are independent directors as defined by the New York Stock Exchange and the United States Securities and Exchange Commission.

Copies of the directors’ service contracts with the Company and the terms and conditions of engagement of the independent directors are available for inspection at 15 Golden Square, London, W1F 9JG United Kingdom during usual business hours (Saturdays, Sundays and UK public holidays excluded) and will be available at the annual general meeting from 10.30 a.m. until its conclusion.

Item 4:

Resolution for the Appointment and Remuneration of Auditor

Resolution 4 is to appoint KPMG Audit Plc as auditor to the Company until the end of the next annual general meeting of the Company and to authorize the directors to determine its remuneration.

Item 5:

Resolution for the Approval of the Omnibus Incentive Plan

The Board of Directors of Signet Jewelers Limited (the “Company”) adopted the Signet Jewelers Limited Omnibus Incentive Plan (the “Incentive Plan”) on March 23, 2009, subject to shareholder approval. The Incentive Plan is intended to be used for the grant of share-based incentive awards to employees and non-employee directors in lieu of the Company’s pre-existing stock option and long-term incentive plans, except that the Company’s stock savings plans will continue to be implemented. A summary of the material features of the Incentive Plan is set forth below. This summary is qualified in its entirety by reference to the complete text of the Incentive Plan, which can be found on www.signetjewelers.com.

Purpose.    The Incentive Plan is intended to attract, retain and motivate officers, employees, and non-employee directors providing services to the Company, any of its subsidiaries, or affiliates and to promote the success of the Company’s business by providing the participants with appropriate incentives.

Incentive Plan Administration.    The Incentive Plan will be administered by the Compensation Committee (the “Committee”) of the Board of Directors of the Company (the “Board”), or any other committee designated by the Board. The Committee will have broad discretion and authority to interpret and administer the Incentive Plan, select individuals to receive awards, determine the type and amount of awards and the terms and conditions of each award, and waive or modify any terms or conditions of any award, in each case, subject to certain limitations set forth in the Incentive Plan and below (see Amendment and Termination). To the extent applicable, the Committee shall have at least two members, each of whom shall be “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), “non-employee directors” within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended, and “independent directors” within the meaning of the listing requirements of any exchange on which the Company is listed. All actions taken and all interpretations and determinations made by the Committee or by the Board in respect of the Incentive Plan shall be final and binding upon all interested individuals.

Eligibility.    Officers, employees, and directors of the Company, its subsidiaries and affiliates who are selected from time to time by the Committee may be granted awards under the Incentive Plan. The receipt of an award in one year under the Incentive Plan will not confer upon any individual the right to receive additional awards in any other year. As of April 17, 2009, the Company had approximately 400 officers and employees, and 9 directors who were eligible to receive awards under the Incentive Plan. At this time, the number of officers, employees and directors that will participate in the Incentive Plan cannot be determined precisely, nor can the benefits or amounts that will be received by or allocated to participating employees, officers and directors.

Shares Subject to the Incentive Plan.    Subject to adjustment upon certain corporate events described below, the total number of common shares of the Company (“shares”) that may be issued to participants under the Incentive Plan is 7,000,000 shares.

The maximum number of shares with respect to awards denominated in shares that may be granted to any participant in any fiscal year of the Company is 1,300,000 shares (subject to permissible adjustments under the Incentive Plan), and the maximum value of cash payable with respect to awards denominated in cash or property that may be granted to any participant in any fiscal year of the Company is $5,000,000 (subject to permissible adjustments under the Incentive Plan). The Incentive Plan enables the grant of stock options, stock appreciation rights, restricted stock, other stock-based awards (including, without limitation, restricted stock units and phantom awards), and performance-based compensation. Under the Incentive Plan, the fair market value of a share generally means, as of any date (and in accordance with applicable provisions of Section 409A of the Code), the average of the high and low trading price on the New York Stock Exchange or any other recognized stock exchange or any established over-the-counter trading system on which dealings take place or, in the absence of such an established market, the fair market value shall be determined by the Committee in good faith.

Current outstanding awards.    The following table summarizes information about share options that are outstanding and exercisable at the date of this notice. The options designated in the table as “LTIPs” are full value options for which the participant does not pay an exercise price. The number of such options outstanding has been calculated on the basis that the performance conditions are achieved to the maximum, which may not occur as a result of the economic decline.

	Executive schemes			LTIPs
	WACL (1)			WACL (1)
	Shares		WAEP(2)	Shares		WAEP(2)
	millions	years	$	millions	years	$
Options outstanding	2.681	6.7	34.43	0.213	8.8	—
Options exercisable	0.952	4.1	33.26	0.003	2.8	—

1)	Weighted Average Remaining Contractual Life
2)	Weighted Average Exercise Price

The number of shares has been re-calculated to take account of the 1 for 20 share consolidation that occurred on September 11, 2008 when the Company, which is domiciled in Bermuda, was introduced as the parent company of the Group in accordance with a Scheme of Arrangement under the UK Companies Act, 2006 (the “Scheme of Arrangement”). At the same time the Company also moved its primary listing from the London Stock Exchange (“LSE”) to the New York Stock Exchange, retaining a secondary listing on the LSE.

Share options are outstanding under the Signet Group plc 1993 Executive Share Option Plan; the Signet Group plc Inland Revenue Approved Share Option Plan 2003; the Signet Group plc International Share Option Plan 2003; the Signet Group plc 2005 Long Term Incentive Plan; and, the replacement plans which were established on substantially similar terms to these plans by shareholders at the General Meeting held on August 19, 2008 called to implement the Scheme of Arrangement but under which no grants or awards have been made. These are the Signet Jewelery Limited UK Approved Share Option Plan 2008, the Signet Jewelery Limited International Share Option Plan 2008, and the Signet Jewelery Limited Long Term Incentive Plan 2008 (the “Replacement Plans” and together with all the plans listed in the prior sentence the “Prior Plans”).

It is the intention that, should shareholders approve the Incentive Plan, no further awards or grants will be made under the Prior Plans.

The following table reflects the total grant rate over the last three fiscal years under the Prior Plans.

Total (Post-Consolidation) millions	Date
	Fiscal 2009	Fiscal 2008	Fiscal 2007
Options	0.896	0.430	0.492
LTIPs	0.143	0.070	0.085

TOTAL	1.039	0.500	0.577

The number of shares in the table above has been recalculated to reflect the 1 for 20 share consolidation. On a pre-consolidation basis the grant numbers were as follows:

Total (Pre-Consolidation) millions	Date
	Fiscal 2009	Fiscal 2008	Fiscal 2007
Options	17.920	8.595	9.841
LTIPs	2.867	1.396	1.714

TOTAL	20.787	9.991	11.555

The share options granted pursuant to the LTIPs are issued as full value unvested options for which the participant doesn’t pay an exercise price. Such options which were awarded in fiscal 2007 have already failed to vest and are only shown here to illustrate grant numbers. Such options granted in fiscal 2009 and fiscal 2008 have been calculated on the basis that the performance conditions are achieved to the maximum, which may not occur as a result of the economic decline.

Currently, the Company may grant a maximum of 10% in 10 years of the issued common shares of the Company at any given time, which is approximately 8.6 million shares, under all of the Prior Plans, the Signet Group plc Section 423 Employee Share Savings Plan, the Signet Group plc UK Inland Revenue Approved Savings Related Share Option Plans and the substitute Plans (the “Employee Share Save Plans”) that were approved by shareholders at the General Meeting held on August 19, 2008 called to implement the Scheme of Arrangement. There are approximately 0.5 million shares (after the 1 for 20 share consolidation) outstanding under the Employee Share Save Plans at the time of this notice.

Stock Options and Stock Appreciation Rights.    A stock option granted under the Incentive Plan permits a participant to buy from the Company a stated number of shares at a stated exercise price.

Stock options awarded under the Incentive Plan may be nonqualified stock options or incentive stock options. An incentive stock option is a stock option intended to meet the requirements of Sections 421 and 422 of the Code, and a nonqualified stock option is any stock option that is not an incentive stock option. Stock appreciation rights entitle a participant to receive an amount (in cash or shares or a combination of cash and shares) by which the fair market value of a specified number of shares on the exercise date exceeds the grant price established by the Committee. Stock appreciation rights may be awarded either alone or in tandem with stock options. The Committee will set the exercise or grant price at the time of grant, which will be no less than the fair market value of a share as of the date of grant (or, in the case of an incentive stock option granted to a ten percent shareholder, not less than 110% of the fair market value of a share on the date of grant). Stock options and stock appreciation rights granted under the Incentive Plan will be subject to other terms and conditions as determined by the Committee, including vesting restrictions (such as time vesting and/or performance vesting), term, and exercisability. No stock option or stock appreciation right shall have a term of more than ten years from the date of grant.

Restricted Stock. A restricted stock award is a grant of a specified number of shares to the participant, which shares are subject to forfeiture upon certain events, including without limitation termination of employment during the restricted period and/or failure to meet performance goals. The Committee will fix the terms and conditions applicable to awards of restricted stock (including number of shares, conditions under which restricted stock may be forfeited, voting rights, dividend rights and any other terms and conditions that the Committee may determine). The period that the restricted stock is generally subject to forfeiture shall be no less than three years for restricted stock with time-based vesting and no less than one year for restricted stock with performance-based vesting. However, up to 10% of shares available for issuance under the Incentive Plan may be granted pursuant to restricted stock and other stock-based awards absent any minimum vesting period.

Other Stock-Based Awards.    The Committee may grant awards that are valued by reference to, or are otherwise based on, the fair market value of shares. The Committee shall determine terms and conditions of such awards, including the right to receive one or more shares (or the equivalent cash value of such shares) upon the completion of a specified period of service, the occurrence of an event, and/or the attainment of performance objectives. The period that such awards are generally subject to vesting shall be no less than three years for an award with time-based vesting and no less than one year for an award with performance-based vesting. However, up to 10% of shares available for issuance under the Incentive Plan may be granted pursuant to restricted stock and other stock-based awards absent any minimum vesting period.

Performance-Based Compensation.    The Committee may structure any award under the Incentive Plan to qualify as “qualified performance-based compensation” within the meaning of Section 162(m) of the Code so that the Company may generally deduct amounts paid to participants pursuant to such awards. Stock options and stock appreciation rights awarded under the Incentive Plan are expected to qualify as performance-based compensation under Section 162(m) of the Code. For any other award to so qualify, it shall be granted in accordance with Section 162(m) of the Code, including, without limitation, that vesting, crediting, and/or payment shall be conditioned on achievement of objective performance goals established by the Committee not later than 90 days after the commencement of a performance period (but in no event after 25% of the performance period has elapsed) and at a time the outcome of such performance goals is substantially uncertain, and that the Committee shall certify in writing that the performance goals or other material terms have been satisfied prior to vesting, crediting, and/or payment, as applicable, of any award.

The performance goals shall be based on one or more of the following criteria set forth in the Incentive Plan: (i) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (ii) net income; (iii) operating income; (iv) earnings per share; (v) book value per share; (vi) return on shareholders’ equity; (vii) expense management; (viii) return on investment; (ix) improvements in capital structure; (x) profitability of an identifiable business unit or product; (xi) maintenance or improvement of profit margins; (xii) stock price; (xiii) market share; (xiv) revenues or sales; (xv) costs; (xvi) cash flow; (xvii) working capital; (xviii) return on assets; (xix) store openings and refurbishment plans; (xx) staff training; and (xxi) corporate social responsibility policy implementation. The forgoing criteria may be (i) used to measure the performance of the Company and/or any of its subsidiaries or affiliates as a whole, any business unit thereof or any combination thereof against any goal including past performance or (ii) compared to the performance of a group of comparable companies, or a published or special index, in each case that the Committee, in its sole discretion, deems appropriate. Subject to Section 162(m) of the Code, the Committee may adjust the performance goals (including to prorate goals and payments for a partial Company fiscal year) in the event of non-recurring events, (ii) mergers and acquisitions, and financing transactions.

Adjustments.    In the event of any corporate event or transaction involving the Company, its subsidiary, and/or its affiliate such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, stock split, reverse stock split, split up, spin-off, combination of shares, exchange of shares, dividend in kind, amalgamation, or other like change in capital structure (other than normal cash dividends), or any similar corporate event or transaction, the Committee shall make any appropriate adjustments or substitutions to awards to prevent dilution or enlargement of the benefits or potential benefits available under the Incentive Plan. The Committee shall substitute or adjust, in its sole discretion, the number and kind of shares or other property that may be issued under the Incentive Plan or under awards, the number and kind of shares or other property subject to outstanding awards, the exercise or grant price applicable to outstanding awards, the annual award limits, and/or other value determinations applicable to the Incentive Plan or outstanding awards.

Change of Control.    If a “Change of Control” (as defined in the Incentive Plan) occurs, unless otherwise prohibited by applicable law, or unless the Committee otherwise shall determine in an award agreement, the Committee may (but is not required to) make adjustments in the terms of outstanding awards, such as: (i) continuation or assumption by the surviving company or its parent; (ii) substitution by the surviving company or its parent of awards with substantially the same terms; (iii) accelerated exercisability, vesting and/or lapse of restrictions immediately prior to the occurrence of such event; (iv) upon written notice, provision for mandatory exercise of any outstanding awards, to the extent then exercisable, during a certain period (contingent on the consummation of the Change of Control) at the end of which the awards terminate; and (v) cancellation of all or any portion for fair value (as determined by the Committee). While it is the Committee’s intention in the event of a Change of Control to make adjustments in the terms of outstanding awards in accordance with (i) and (ii) above, as the Committee is unable to predict the exact circumstance of any Change of Control, it is considered prudent to reserve to itself the discretion of considering alternatives (iii), (iv) and (v) if the circumstances warrant it.

Amendment and Termination.    The Committee may amend or terminate the Incentive Plan or any award at any time. However, no such amendment or termination generally can be made (other than under circumstances specified in the Incentive Plan) (i) without shareholder approval (A) if such approval is necessary to comply with any tax or regulatory requirement applicable to the Incentive Plan, (B) if such amendment or termination increases the number of shares available under the

Incentive Plan, (C) if such amendment or termination results in a material increase in benefits permitted under the Incentive Plan (but excluding increases that are immaterial and to benefit the administration of the Incentive Plan, to take account of any changes in legislation, or to obtain or maintain favorable tax or regulatory treatment) or a change in eligibility requirements under the Incentive Plan, or (D) for any amendment or termination that results in a reduction of the exercise price per share of any outstanding options or stock appreciation rights or cancellation of any outstanding options or stock appreciation rights in exchange for cash or for other awards with an exercise price per share that is less than such price of the original options or stock appreciation rights and (ii) without the written consent of the affected participant if such amendment or termination would materially diminish the rights of such participant under an outstanding award. However, the Committee may amend or terminate the Incentive Plan or an award absent the consent of any participant to comply with applicable laws. Unless sooner terminated by the Committee, the Incentive Plan shall terminate on the tenth anniversary of the date of its adoption by the Board.

Awards to Non-U.S. Employees or Directors.    In order to comply with the laws in countries other than the U.S. in which the Company or any of its subsidiaries or affiliates operates or has employees or directors, the Committee, in its sole discretion, may grant awards to employees or directors in such countries that comply with applicable law and any necessary or advisable regulatory exemptions or approvals.

Other Terms.    The Incentive Plan and each award agreement shall be governed by the laws of the State of New York. Unless otherwise determined by the Committee, an award shall not be transferable or assignable by the participant except in the event of his death (subject to the applicable laws of descent and distribution). In any case, no transfer will be permitted for value or consideration. Each participant waives all and any rights to compensation or damages in consequence of the termination of his service with the Company, its subsidiary or its affiliate for any reason whatsoever, whether lawfully or otherwise, insofar as those rights arise or may arise from his ceasing to have rights under the Incentive Plan as a result of such termination, or from the loss or diminution in value of such rights. The Incentive Plan is not funded and is not subject to any provision of Employee Retirement Income Security Act of 1974, as amended, nor is it a qualified employee benefit plan under Section 401(a) of the Code.

Federal Income Tax Consequences for Awards Granted Pursuant to the Incentive Plan

The following is a brief summary of the current material U.S. federal income tax consequences that will generally apply to participants who are granted awards under the Incentive Plan and are subject to U.S. income tax. This summary does not describe state, local or foreign tax consequences or any tax consequences related to awards other than stock options, stock appreciation rights, restricted stock, or other stock-based awards. Because the U.S. federal income tax rules governing awards are subject to change and depend on individual circumstances, participants should consult their tax advisors before receiving or exercising awards or disposing of stock acquired pursuant to awards.

Nonqualified Stock Options and Stock Appreciation Rights.    A participant will not recognize any income at the time a nonqualified stock option or stock appreciation right is granted, and the Company will not be entitled to a deduction at that time. When a nonqualified stock option or a stock appreciation right is exercised, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares received as of the date of exercise over the exercise price. The Company will generally be entitled to a tax deduction with respect to a nonqualified stock option or stock appreciation right at the same time and in the same amount as the participant recognizes income, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. The participant’s subsequent disposition of the shares generally will give rise to capital gain or loss equal to the difference between the (i) sale price and (ii) the sum of the exercise price the participant paid for the shares, plus the ordinary income the participant recognized upon exercise. Such capital gain (or loss) will be taxable as long-term capital gain (or loss) if the participant has held the shares for more than one year following exercise, and short-term capital gain (or loss) if the participant has held the shares for one year or less following exercise.

Incentive Stock Options.    Incentive stock options (“ISOs”) are intended to qualify for treatment under Sections 421 and 422 of the Code. A participant will not recognize any income at the time an ISO is granted or at the time an ISO is exercised, and the Company will not be entitled to a deduction. However, the excess of the fair market value of the shares on the date of exercise over the exercise price paid is treated as an adjustment item in determining the participant’s alternative minimum tax. If a participant disposes of the shares acquired on exercise of an ISO after two years after the date of grant of the ISO and one year after the date of exercise of the ISO (the “holding period”), the excess of the sale price over the option exercise price will be long-term capital gain subject to the applicable tax rates. If the participant disposes of the shares prior to the end of the holding period, the participant will recognize ordinary income in the year of the disposition equal to the lesser of (i) the fair market value of the shares on the date of exercise over the exercise price, or (ii) the amount received for the shares over the exercise price. Any further gain or loss will be treated as long-term or short-term capital gain or loss. The Company will generally be entitled to a deduction at the same time and in the same amount as the participant recognizes ordinary income upon a disqualifying disposition, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. It is not the Committees intention at this time to grant ISOs but the Committee feels it is prudent to retain the discretion to do so in the event that circumstances warrant doing so.

Restricted Stock.    A participant will generally recognize ordinary income equal to the fair market value of the shares received at the first time the restricted shares “vest” (i.e., become transferable or are not subject to a substantial risk of forfeiture, whichever occurs earlier). However, a participant may make an election under Section 83(b) of the Code within 30 days after the grant date to be taxed at the time of grant, rather than at the time of vesting. If a participant makes such an election and subsequently forfeits such shares prior to vesting, (i) the participant will not be allowed a deduction for the amount the participant included as ordinary income after making such election, and (ii) the participant may recognize a capital loss in the amount, if any, by which the price that the participant paid (if any) exceeds the amount the participant received upon such forfeiture of shares. The Company generally will be entitled to a deduction at the same time and in an amount equal to the ordinary income recognized by the participant, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Any otherwise taxable disposition of the restricted stock after vesting will result in a capital gain or loss (long-term or short-term, depending on the holding period). Dividends paid in cash and received by a participant prior to the time of vesting will constitute ordinary income to the participant in the year paid, and the Company will generally be entitled to a corresponding deduction for such dividends. Any dividends paid in stock will be subject to the tax treatment described herein.

Other Stock-Based Awards.    The Committee may grant awards that are based on the fair market value of shares. Such awards may include restricted stock units, performance units, phantom stock, or deferred stock units. Upon receipt of cash and/or shares, a participant will recognize ordinary income equal to the amount of cash and/or the fair market value of the shares received, and the Company will be entitled to a corresponding deduction in the same amount and at the same time, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. If such awards are settled in whole or in part in shares, upon the participant’s subsequent disposition of the shares the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) equal to the difference between the amount realized upon disposition and the participant’s tax basis in the shares.

Section 162(m) of the Code.    Section 162(m) of the Code (“Section 162(m)”) generally does not allow a domestic publicly held corporation to obtain tax deductions for compensation of more than $1 million paid in any year to certain officers (currently, the chief executive officer and the three other highest paid officers, excluding the chief financial officer). We believe that Section 162(m) currently does not apply to the Company. However, the Incentive Plan is designed so that awards made under the Incentive Plan may qualify as “qualified performance-based compensation” under Section 162(m), which is an exclusion from the deduction limits. Shareholder approval of the Incentive Plan, including specified performance goals, will be necessary to permit awards to satisfy the “qualified performance-based compensation” exception under Section 162(m).

Section 409A of the Code.    Section 409A of the Code (“Section 409A”) applies to certain “nonqualified deferred compensation” and would impose adverse consequences if an award under the Incentive Plan is neither exempt from, nor compliant with, the requirements of Section 409A. Such adverse consequences include, but are not limited to, immediate income inclusion of the ordinary income that would be recognized if the rights are exercised at the date of vesting, a 20% tax on the amount required to be included in income, and interest at a penalty rate. The Company intends that any awards granted under the Incentive Plan be exempt from or structured to comply with Section 409A. However, if an award is subject to Section 409A, absent the participant’s consent, the Committee may amend the Incentive Plan and such award, or take any other actions necessary to comply with, or exempt, such award from Section 409A.

Section 457A of the Code.    Section 457A of the Code (“Section 457A”) generally subjects compensation that is deferred under a plan of a “nonqualified entity” (including any foreign corporation unless substantially all of its income is (i) effectively connected with the conduct of a trade or business in the United States, or (ii) subject to a comprehensive foreign income tax) to immediate taxation in the year in which the compensation is no longer subject to a “substantial risk of forfeiture.” Section 457A is generally applicable to compensation payable for services rendered on and after January 1, 2009. The Company intends that awards granted under the Incentive Plan be structured so that they will not be subject to taxation under Section 457A, but the Committee may take whatever action it deems appropriate to avoid any adverse tax consequences under Section 457A.

Tax Withholding.    The Company shall have the right to deduct or withhold automatically from any amount deliverable under an award or otherwise, or require a participant to remit to the Company, an amount sufficient to satisfy applicable tax withholding obligations. If permitted by the Committee, participants may elect (subject to the Company’s automatic withholding right set forth above) to satisfy such tax withholding requirements, in whole or in part, by having the Company withhold shares having a fair market value on the date the tax is to be determined equal to the minimum statutory total tax that could be imposed on the transaction.

Notes:

1	Record date

A person must be registered as the holder of shares in the Company by close of business on April 14, 2009 in order for such person to be entitled to attend and vote at the meeting in respect of those shares. Changes to entries on the register after this time shall be disregarded in determining the rights of persons to attend or vote (and the number of votes they may cast) at the meeting.

2	Appointment of proxies

2a	A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend, speak and vote on his behalf. A proxy need not be a member of the Company, but must attend the meeting in person to represent the member. If a member appoints more than one proxy, each proxy must be appointed to exercise the rights attaching to different shares held by that member.

2b	To be valid, the enclosed Form of Proxy and any power of attorney or other authority under which it is signed must be lodged by post or by hand at the office of the Company’s registrars, American Stock Transfer Company for US shareholders, and Capita Registrars for UK shareholders, not less than 48 hours before the time appointed for the meeting. Completing and returning a Form of Proxy will not prevent a member from attending and voting at the meeting should he or she so wish.

2c	To change your proxy instructions you may return a new proxy appointment using the methods set out above. Where you have appointed a proxy using the Form of Proxy and would like to change the instructions using another Form of Proxy, please contact the relevant registrars (see 2b above). The deadline for receipt of proxy appointments (see above) also applies in relation to amended instructions. Any attempt to terminate or amend a proxy appointment received after the relevant deadline will be disregarded. Where two or more valid separate appointments of proxy are received in respect of the same share in respect of the same meeting, the one which is last sent will be treated as replacing and revoking the other or others.

3	Depositary Interest holders

3a	Record date

A holder of depositary interests must be registered as the holder of depositary interests in the Company by close of business on April 14, 2009 in order to be entitled to vote. Any changes to entries in the register of depositary interests after this time shall be disregarded in determining the rights of depositary interest holder to vote (and the number of votes they may ask).

3b	Voting

To be valid, the enclosed form of direction and any power of attorney or other authority under which it is signed must be lodged by post or by hand at the office of the Company’s registrars Capita Registrars, not less than 72 hours before the time appointed for the meeting.

Electronic voting by CREST members

3c	This facility is only open to persons who hold interests in the Company’s shares through depositary interests held in CREST.

3d	CREST members who wish to appoint Capita IRG Trustees (Nominees) Limited to vote on their behalf utilizing the CREST proxy voting service may do so for the 2009 annual general meeting and any adjournment(s) thereof by using the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take appropriate action on their behalf.

3e	In order for a voting instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Voting Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions as described in the CREST manual. The CREST message must, in order to be valid, be transmitted so as to be received by Capita Registrars (CREST participant ID RA 10) no later than 72 hours before the time appointed for the holding of the meeting or adjourned meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the CREST message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the CREST message by enquiry to CREST in the manner prescribed by CREST. After this time any change of voting instructions through CREST should be communicated through other means.

3f	CREST members and, where applicable, their CREST sponsors or voting service provider(s), should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Voting Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that the CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a CREST message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) is/are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system timings.

3g	The Company may treat as invalid a CREST Voting Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

4	As at April 17, 2009, the Company’s issued share capital consists of 85,277,255 common shares of US $0.18 each carrying one vote each. Therefore the total number of voting rights in the Company is 85,277,255.

Form of Proxy
Annual General Meeting 2009

Form of Proxy for use at the Annual General Meeting to be held on June 16, 2009. Before completing this form, please read the explanatory notes below.

SIGNET JEWELERS

I/We, being (a) holder(s) of common shares of US$ 0.18 cents each in Signet Jewelers Limited, hereby appoint the Chairman of the meeting or the following person as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at the Hilton Akron / Fairlawn, 3180 W. Market Street, Akron, Ohio, 44333-3365 United States at 11.00 a.m. on June 16, 2009 and at any adjournment thereof. I/We direct my/our proxy to vote on the resolutions set out in the notice convening the annual general meeting as follows and otherwise as he shall think fit.

☐ Please tick here if this proxy appointment is one of multiple appointments being made.

Event Code: Investor Code: Barcode:

	Vote for	Vote against	Abstain
1. Receipt of the annual report and financial statements for year ended January 31, 2009. (See page 2 of notice of meeting)			
2. Resolution to re-elect Ms Marianne Miller Parrs as a director.			
3. Resolution to re-elect Mr Thomas Plaskett as a director.			
4. Resolution to appoint KPMG Audit Plc as auditor of the Company and to authorise the directors to determine its remuneration.			
5. Resolution to approve the implementation and establishment of the Company's Omnibus Incentive Plan for the directors and employees of the Company.			

Please mark 'X' to indicate how you wish to vote.

Notes for completion of Form of Proxy

Notes

1. A member may appoint a proxy or proxies (who need not be a member of the Company). To appoint as a proxy a person other than the Chairman of the meeting delete the words 'the Chairman of the Meeting or' and insert the full name of your proxy in the space provided. Please initial the amendment. You can also appoint more than one proxy provided each proxy is appointed to exercise the rights attached to a different share or shares held by you. The following options are available:
   - (a) To appoint the **Chairman** as your **sole proxy** in respect of all your shares, simply fill in any voting instructions by placing an X in the appropriate box apposite each resolution and sign and date the Form of Proxy
   - (b) To appoint a **person other than the Chairman as your sole proxy** in respect of all your shares, delete the words 'the Chairman of the meeting or' and insert the name and address of your proxy in the spaces provided. Then fill in any voting instructions by placing an X in the appropriate box and sign and date the Form of Proxy
   - (c) To appoint a **proxy in relation to less than your full voting entitlement**, please enter in the box next to the proxy holder's name the number of shares in relation to which they are authorised to act as your proxy. If left blank your proxy will be deemed to be authorised in respect of your full voting entitlement.
   - (d) To appoint **more than one proxy**, please sign and date the Form of Proxy and attach a schedule listing the names and addresses (in block letters) of all of your proxies, the number of shares in respect of which each proxy is appointed (which, in aggregate, should not exceed the number of shares held by you) and indicating how you wish each proxy to vote or abstain from voting. If you wish to appoint the Chairman as one of your multiple proxies, simply write 'the Chairman of the Meeting'. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given.
2. Unless otherwise indicated the proxy will vote as he thinks fit or, at his discretion, abstain from voting.
3. This Form of Proxy must be completed and deposited by post or by hand so as to arrive, not later than 48 hours before the time set for the meeting, at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU during usual business hours accompanied by any power of attorney (or other authority certified notarially or in some other way approved by the directors) under which it is executed (if applicable).
4. Please execute and date the Form of Proxy. A corporation must execute the Form of Proxy under either its common seal or the hand of a duly authorised officer or attorney. In the case of an individual this Form of Proxy must be signed by the appointer or his agent duly authorised in writing.
5. The Form of Proxy is for use in respect of the shareholder account specified above only and should not be amended or submitted in respect of a different account.
6. In the case of joint holders, the signature of only one of the joint holders is required but if more than one votes, the vote of the senior (according to the order in which the names stand in the register in respect of the holding) who tenders a vote in person or by proxy will be accepted to the exclusion of the votes of the other joint holder(s).
7. The 'Abstain' option is to enable you to abstain on any particular resolution. Such a vote is not a vote in law and will not be counted in the votes 'For' and 'Against' a resolution.
8. The proxy must attend the meeting in person to represent you. The completion and return of this Form of Proxy will not preclude you from attending and voting in person at the meeting should you subsequently decide to do so.
9. Any alteration made in this Form of Proxy should be initialled by the person(s) signing it.

Signature or common seal____________________ Dated ________________ 2009

PLEASE DETACH AND RETAIN THE ATTENDANCE CARD BEFORE POSTING THE FORM OF PROXY TO THE COMPANY'S REGISTRARS.

Attendance Card
Annual General Meeting

Signet Jewelers Limited

TO BE HELD AT:

The Hilton Akron / Fairlawn, 3180 W. Market Street, Akron, Ohio, 44333-3365 United States

at 11.00 a.m. on June 16, 2009

If you wish to attend this meeting in your capacity as a holder of common shares and/or proxy, please sign this card and, on arrival, hand it to the Company's registrars. This will facilitate entry to the meeting.

Investor code:

Signature of person attending ____________________

Barcode:

Business Reply Licence Number MB122

Capita Registrars Proxy Department PO Box 25 Beckenham Kent BR3 4BR

Form of Direction
Annual General Meeting 2009

Form of Direction for use by holders within the Depositary Interest facility in relation to the Annual General Meeting to be held on June 16, 2009.

SIGNET
JEWELERS

I/We, being (a) holder(s) of interests in securities of Signet Jewelers Limited via the Depositary Interest facility hereby direct Capita IRG Trustees (Nominees) Limited (see note 2.) to vote in proportion to my/our holding at the Annual General Meeting of Signet Jewelers Limited to be held at the Hilton Akron / Fairlawn on, 3180 W. Market Street, Akron, Ohio, 44333-3365 United States at 11.00 a.m. on June 16, 2009 and at any adjournment thereof. (see note 4.)

Event Code: Investor Code: Barcode:

	Vote for	Vote against	Abstain
1. Receipt of the annual report and financial statements for the year ended January 31, 2009. (See page 2 of notice of meeting)			
2. Resolution to re-elect Ms Marianne Miller Parrs as a director.			
3. Resolution to re-elect Mr Thomas Plaskett as a director.			
4. Resolution to appoint KPMG Audit Plc as auditor of the Company and to authorise the directors to determine its remuneration.			
5. Resolution to approve the implementation and establishment of the Company's Omnibus Incentive Plan for the directors and employees of the Company.			

Notes for completion of Form of Direction

NOTES:

1. To be effective, this Form of Direction and the power of attorney or other authority (if any) under which it is signed, or a notarially or otherwise certified copy of such power or authority, must be deposited at Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 72 hours before the time appointed for holding the meeting.
2. Neither Capita IRG Trustees (Nominees) Limited nor its appointed custodian will exercise voting rights in the absence of express instructions from the beneficial holders within the Depositary Interest facility.
3. Any alterations made to this Form of Direction should be initialled.
4. In the case of a corporation this Form of Direction should be given under its Common Seal or under the hand of an officer or attorney duly authorised in writing.
5. Please indicate how you wish Capita IRG Trustees (Nominees) Limited to vote the securities underlying your holding by placing an "X" in the box provided. If you wish to direct Capita IRG Trustees (Nominees) Limited to vote less than your full voting entitlement, please enter the number of securities that you would like Capita IRG Trustees (Nominees) Limited to exercise voting rights in respect of in the relevant box next to each resolution. On receipt of this form duly signed, you will be deemed to have authorised Capita IRG Trustees (Nominees) Limited to vote, or to abstain from voting, as per your instructions.
6. In the case of joint holders, this Form of Direction may be signed by any one of such holders, but the vote of the senior who tenders a vote shall be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority shall be determined by the order in which the names appear in the Nominee register.
7. This form is issued only to the addressee(s) and is specific to the class of security and the unique designated account printed hereon. This personalised form is not transferable between different (i) account holders; (ii) classes of security; or (iii) uniquely designated accounts. The Company and Capita IRG Trustees (Nominees) Limited accept no liability for any instruction that does not comply with these conditions.
8. If you would like to attend the Annual General Meeting, please contact Capita IRG Trustees (Nominees) Limited, Regulated Business Team, to request a Letter of Representation.
9. Holders of interests in securities of Signet Jewelers Limited via the Depositary Interest facility may vote through CREST in accordance with the procedures set out in the CREST manual. You should refer to the instructions in note 3 to the notice of meeting enclosed with this Form of Direction.

Signature or common seal____________________ Dated ________________ 2009

Business Reply

Licence Number

MB122

1

Capita Registrars

Proxy Department

PO Box 25

Beckenham

Kent

BR3 4BR

SIGNET JEWELERS

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

SIGNET JEWELERS LIMITED

June 16, 2009

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting is available at http://www.signetjewelers.com

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

00003333000000000000 2 061609

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 2 THROUGH 5.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x

1. Receipt of the annual report and financial statements for year ended January 31,

2009 ( See page 2 of notice of meeting).

2. Resolution to re-elect Ms. Marianne Parrs as a director.

3. Resolution to re-elect Mr. Thomas Plaskett as a director.

4. Resolution to appoint KPMG Audit plc as auditor of the Company and to authorise the directors to determine its remuneration.

5. Resolution to approve the implementation and establishment of the Company’s Omnibus Incentive Plan for the directors and employees of the Company.

FOR

AGAINST

ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder

Date:

Signature of Shareholder

Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By:	/s/ Walker Boyd
Name:	Walker Boyd
Title:	Group Finance Director

Date: 22 May 2009